Issuer Free Writing Prospectus filed pursuant to Rule 433
Registration No. 333-224464
May 21, 2019

Pricing Term Sheet

Becton Dickinson Euro Finance S.à r.l.
 0.174% Notes due 2021 (the “2021 Notes”)
0.632% Notes due 2023 (the “2023 Notes”)
1.208% Notes due 2026 (the “2026 Notes”)
Fully and Unconditionally Guaranteed by
Becton, Dickinson and Company
(collectively, the “Notes”)

Issuer:	Becton Dickinson Euro Finance S.à r.l. (the “Company”)

Guarantor:	Becton, Dickinson and Company (the “Guarantor”)

Aggregate Principal Amount Offered:	€600,000,000 of the 2021 Notes €800,000,000 of the 2023 Notes €600,000,000 of the 2026 Notes

Maturity Date:	2021 Notes: June 4, 2021 2023 Notes: June 4, 2023 2026 Notes: June 4, 2026

Coupon (Interest Rate):	2021 Notes: 0.174% 2023 Notes: 0.632% 2026 Notes: 1.208%

Price to Public (Issue Price):	2021 Notes: 100% of principal amount 2023 Notes: 100% of principal amount 2026 Notes: 100% of principal amount

Underwriting Discount:	2021 Notes: 0.20% 2023 Notes: 0.30% 2026 Notes: 0.40%

Yield to Maturity:	2021 Notes: 0.174% 2023 Notes: 0.632% 2026 Notes: 1.208%

Spread to Benchmark German Government Security:	2021 Notes: +80.2 basis points 2023 Notes: +122.4 basis points 2026 Notes: +157.9 basis points

Benchmark German Government Security:	2021 Notes: OBL 0% due April 2021 2023 Notes: OBL 0% due April 2023 2026 Notes: OBL 0.5% due February 2026

Benchmark German Government Security Price/Yield:	2021 Notes: 101.192% /-0.628% 2023 Notes: 102.34% / -0.592% 2026 Notes: 105.952% / -0.371%

Mid-Swap Yield:	2021 Notes: -0.246% 2023 Notes: -0.118% 2026 Notes: 0.158%

Spread to Mid-Swap Yield:	2021 Notes: +42 basis points 2023 Notes: +75 basis points 2026 Notes: +105 basis points

Interest Payment Dates:	2021 Notes: Annually, on June 4, commencing June 4, 2020 2023 Notes: Annually, on June 4, commencing June 4, 2020 2026 Notes: Annually, on June 4, commencing June 4, 2020

Day Count Convention:	ACTUAL/ACTUAL (ICMA)

Optional Redemption:
The Notes will be redeemable at the Company’s option, in whole or in part, at any time prior to (i) June 4, 2021 (the maturity date) with respect to the 2021 Notes, (ii) May 4, 2023 (one month prior to the maturity date) with respect to the 2023 Notes and (iii) March 4, 2026 (three months prior to the maturity date) with respect to the 2026 Notes (each such date, a “Par Call Date”), at a redemption price equal to the greater of (1) 100% of the principal amount to be redeemed and (2) the sum of the present values of the remaining scheduled payments on the Notes being redeemed to the applicable Par Call Date, discounting such payments to the redemption date on an annual basis (ACTUAL/ACTUAL (ICMA)) at the applicable comparable government bond rate, plus (i) 15 basis points in the case of the 2021 Notes, (ii) 20 basis points in the case of the 2023 Notes and (iii) 25 basis points in the case of the 2026 Notes, in each case plus accrued and unpaid interest, if any, to but excluding the date of redemption. At any time after the applicable Par Call Date, the Notes will be redeemable at the Company’s option, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to the date of redemption on the principal balance of the Notes being redeemed.

Redemption for Tax Reasons:
If, as a result of any change in, or amendment to, the tax laws of a Taxing Jurisdiction (as defined in the preliminary prospectus supplement), or the official interpretation thereof, the Company becomes or, based upon a written opinion of independent counsel selected by the Company, will become obligated to pay additional amounts with respect to the Notes, the Company may at any time at its option redeem, in whole, but not in part, the Notes at 100% of the principal amount plus accrued and unpaid interest to the date of redemption.

Change of Control:
If a change of control triggering event occurs, unless the Company has exercised its right to redeem the Notes as described under “Optional Redemption,” each holder will have the right to require the Company to purchase all or a portion of such holder’s Notes at a purchase price of 101% of the principal amount plus accrued and unpaid interest to, but excluding, the date of purchase.

Trade Date:	May 21, 2019

Settlement Date:	June 4, 2019 (T+9)*

Settlement:	Euroclear/Clearstream

Type of Offering:	SEC Registered

Listing:	New York Stock Exchange.

Common Code/ISIN/CUSIP Numbers:	2021 Notes: 200253248/XS2002532484/07589L AA5 2023 Notes: 200253256/XS2002532567/07589L AB3 2026 Notes: 200253272/XS2002532724/07589L AC1

Denominations:	€100,000 x €1,000

Stabilization:	Stabilization/FCA

Book-Running Manager:	Barclays Bank PLC Goldman Sachs International J.P. Morgan Securities plc

Co-Managers:
Academy Securities, Inc.
BNY Mellon Capital Markets, LLC
ING Bank N.V., Belgian Branch
Loop Capital Markets LLC
PNC Capital Markets LLC
Standard Chartered Bank
The Toronto-Dominion Bank
U.S. Bancorp Investments, Inc.
The Williams Capital Group, L.P.

*
Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the Trade Date or the six succeeding U.S. business days will generally be required, by virtue of the fact that the Notes initially settle on the ninth U.S. business day following the Trade Date, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their advisors.

The Guarantor has filed a registration statement with the SEC, as amended by post-effective amendment no. 1 thereto (including a prospectus and a preliminary prospectus supplement) filed by the Issuer and the Guarantor, for the offering to which this communication relates.  Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the Guarantor has filed with the SEC for more complete information about the  Guarantor, the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov.  Alternatively, the Issuer, the Guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Barclays Bank PLC at 1-888-603-5847, Goldman Sachs International at 1-866-471-2526 and J.P. Morgan Securities plc collect at +44-207-134-2468.

This pricing term sheet supplements the preliminary prospectus supplement dated May 21, 2019 relating to the prospectus dated May 17, 2019.

MiFID II professionals/ECPs-only / No PRIIPs KID  – Manufacturer target market (MIFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

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